MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2007

The following table sets out our financial results for the three and six month periods ending June 30, 2007, and the comparable prior periods. The generally positive results illustrate the ongoing efforts to reduce costs and maximize sales returns in the midst of continued weakness in the U.S. housing market and continued strength in the global pulp market. The dramatic appreciation of the Canadian dollar during the quarter reduced sales realizations but provided for a significant unrealized gain on US$-denominated debt. Strong shipments brought our pulp inventories back in line with traditional levels, and lumber inventory values were adjusted slightly upward, providing for further positive effects on the company’s financial performance.

	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007
	(in millions of Canadian dollars)
Statements of earnings data:
Canadian GAAP
Revenue	$85.7	$75.7	$88.9	$164.0	$164.5
Cost of products sold	56.3	51.2	60.6	109.6	111.8
Freight and other distribution costs	15.0	15.4	16.8	28.8	32.2
Lumber export taxes	0.0	1.4	1.4	0.0	2.8
Countervailing and anti-dumping duties	1.4	0.0	0.0	2.9	0.0
Depreciation and amortization	4.5	5.3	5.0	8.9	10.3
General and administration	3.1	3.2	3.5	6.7	6.7
Operating earnings (loss)	$5.5	$(0.9)	$1.5	$7.2	$0.7
Financing expenses - net	(4.4)	(4.3)	(4.3)	(8.7)	(8.6)
Unrealized exchange gain on long term debt	9.3	2.1	16.9	10.1	19.0
Other income (expense)	29.6	3.0	(3.3)	29.6	(0.3)
Earnings (loss) before income taxes	$40.0	$(0.1)	$10.9	$38.2	$10.8
Income taxes (recovery)	6.3	(0.5)	(0.1)	5.7	(0.5)
Net earnings	$33.7	$0.3	$11.0	$32.5	$11.3

U.S. GAAP
Operating earnings (loss)	$5.5	$(0.9)	$1.5	$7.2	$0.7
Net earnings	$33.7	$0.3	$11.0	$32.5	$11.3

Other data:
Average exchange rate (US$/C$1.00)(1)	0.890	0.854	0.910	0.878	0.881

(1)
The average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

Meadow Lake Pulp Limited Partnership

On June 25, 2007, the administrative services contract with Meadow Lake Pulp Limited Partnership (MLPLP) came to an end. The marketing services contract continued in force, though the remaining tonnes of pulp to be sold on behalf of MLPLP was insignificant. Sales of this pulp should be completed early in the third quarter, and the final revenues from the contracts with MLPLP will be minimal.

Sawmill Acquisition

On June 7, 2007, Millar Western Forest Products Ltd. signed a letter of intent to purchase the operating and forestry assets of Mostowich Lumber Ltd. in Fox Creek, Alberta. The 50 million board foot (mmfbm) sawmill, located 45 minutes northwest of Whitecourt is supplied from timber quotas in close proximity to the mill. The sale closed on July 31, 2007.

Overview of Operations

The following table sets out our segmented operating and financial results for the periods indicated:

	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007
	(in millions of Canadian dollars)
Revenue
Lumber	$34.7	$27.2	$29.8	$68.2	$57.0
Pulp	49.5	47.1	58.5	92.5	105.6
Corporate and other	1.6	1.4	0.6	3.3	1.9
Total	$85.7	$75.7	$88.9	$164.0	$164.5

Operating earnings (loss)
Lumber	$1.7	$(5.2)	$(2.3)	$2.0	$(7.5)
Pulp	5.8	6.6	7.3	9.5	14.0
Corporate and other	(2.0)	(2.3)	(3.4)	(4.3)	(5.8)
Total	$5.5	$(0.9)	$1.5	$7.2	$0.7

Financing expenses - net	$(4.4)	$(4.3)	$(4.3)	$(8.7)	$(8.6)
Unrealized exchange gain on long term debt	9.3	2.1	16.9	10.1	19.0
Other income (expense)	29.6	3.0	(3.3)	29.6	(0.3)
Income taxes (recovery)	6.3	(0.5)	(0.1)	5.7	(0.5)
Net Earnings	$33.7	$0.3	$11.0	$32.5	$11.3

Revenue for the quarter ended June 30, 2007, was $88.9 million, up significantly from the $75.7 million recorded in the first quarter of 2007 and up slightly from the $85.7 million reported for the same period last year. Pulp pricing was improved but the most significant impact on revenue came from higher shipments, which brought pulp inventories to more normalized levels. Revenue from the corporate and other segment was lower, due to the reduced level of services provided to the Meadow Lake Pulp Limited Partnership. Revenue was also negatively affected by a strengthening Canadian dollar, which rose 6.6% against the US dollar compared to the previous quarter and was 2.2% stronger than in the same period in 2006.

At $1.5 million, second quarter operating earnings showed an improvement over the previous quarter’s, though they lagged significantly from the more positive results in the same period last year. Cost of products sold improved for both segments, on diligent efforts by mill personnel and the positive results from recent capital improvements.

Financing expenses of $4.3 million for the quarter and $8.6 million for the first six months are consistent with the comparable periods. The stronger Canadian dollar resulted in an unrealized exchange gain on long-term debt of $16.9 million for the quarter and $19.0 million for the first six months of the year.

Other expenses were $3.3 million for the quarter, down significantly from the $3.0 million income in the previous quarter. The income reported last quarter was primarily the fair value adjustment on the second power purchase rights loan. The loss this quarter consists of realized and unrealized losses on foreign exchange related to working capital, and unrealized losses related to lumber and pulp forward contracts entered into during the quarter, which more than offset the unrealized gain on foreign currency contracts. The significantly higher income recorded in 2006 was the result of a gain realized on the sale of our Battle River power purchase rights.

After a $0.1 million provision for income tax recovery, the quarter’s net earnings were $11.0 million.

Lumber
	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007

Production-SPF-mmfbm	84	87	96	167	182
Shipments -SPF-mmfbm	93	89	100	178	189
Benchmark price -SPF #2 & Better - US$/mfbm	$321	$253	$248	$333	$251

Sales - C$ millions	$34.7	$27.2	$29.8	$68.2	$57.0
EBITDA(2) - C$ millions	$3.6	$(2.9)	$(0.4)	$6.0	$(3.3)
EBITDA margin - %	10%	-11%	-1%	9%	-6%

Operating earnings (loss) - C$ millions	$1.7	$(5.2)	$(2.3)	$2.0	$(7.5)
Capital expenditures - C$ millions	$3.4	$1.5	$1.6	$6.8	$3.1

Revenue from the lumber segment increased from the previous quarter by $2.6 million to $29.8 million, on weaker pricing but significantly improved sales volumes. The weakness in the U.S. housing market continued to have a negative effect on demand for softwood lumber and, consequently, on lumber prices. Lumber shipments were 100 million board feet for the quarter, up from 89 million shipped in the first quarter of 2007 and 93 million board feet shipped during the same quarter last year, but in line with the mills’ production. The average benchmark price of lumber (Random Lengths SPF #2 & Better) decreased 2% from $253 to $248 per thousand board feet quarter over quarter and 23%, year over year. The mill net realizations dropped 3% from the first quarter and 20% from the second quarter of 2006.

Cost of products sold was significantly improved from last quarter, due primarily to the efforts of mill personnel to maximize the performance of the two sawmills but also in part to a $1 million increase in the net realizable value of the inventory.

For the quarter ended June 30, the lumber segment reported an operating loss of $2.3 million, compared to the first quarter loss of $5.2 million.

Capital expenditures of $1.6 million in the quarter, and $3.1 million year to date were primarily for the new dry kiln project at our Whitecourt facility and the replacement of mobile equipment. The kiln will be operational in the third quarter and no other significant capital projects are underway at this time.

Pulp
	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007

Production-thousands of tonnes	74	74	78	152	152
Shipments -thousands of tonnes	85	72	92	163	164
Benchmark price -NBSK, US$ per tonne	$665	$755	$783	$642	$769
Benchmark price -BEK, US$ per tonne	$633	$670	$683	$621	$677

Sales - C$ millions	$49.5	$47.1	$58.5	$92.5	$105.6
EBITDA(2) - C$ millions	$8.0	$9.2	$9.9	$13.5	$19.1
EBITDA margin - %	16%	20%	17%	15%	18%

Operating earnings - C$ millions	$5.8	$6.6	$7.3	$9.5	$14.0
Capital expenditures - C$ millions	$0.4	$0.0	$0.2	$0.8	$0.2

Revenue from the pulp segment was much improved over the previous quarter, having increased by 24% to $58.5 million for the quarter, on significantly stronger sales volumes. Demand for pulp continued strong, resulting in improved pricing, but mill net realizations were actually lower due to the negative impact of a strengthening Canadian dollar. The rail strike and other logistics issues that restricted shipments in the last two quarters have been resolved and the backlog significantly reduced, bringing inventories in line with more normalized levels.

Pulp cost of products sold was unchanged in the quarter when compared to the previous period, but was higher than in the same period last year, reflecting a change in product mix in favour of higher bright grades, which in the current market generate higher mill net returns.

The combination of increased shipments, lower mill nets and similar costs resulted in little change in the performance of the pulp segment from the previous quarter, with operating earnings up only $0.7 million to $7.3 million in the quarter. However, pulp segment earnings for the first six months of 2007 are much improved over the same period last year.

Corporate and Other
	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007
	(in millions of Canadian dollars)
Revenue	$1.6	$1.4	$0.6	$3.3	$1.9
EBITDA(2)	$(1.5)	$(1.9)	$(2.9)	$(3.4)	$(4.8)
Operating Loss	$(2.0)	$(2.3)	$(3.4)	$(4.3)	$(5.8)
Capital Expenditures	$0.0	$0.7	$0.2	$0.0	$0.9

Revenue from corporate and other activities, which consisted primarily of fees earned under administrative services and marketing agreements with the Meadow Lake Pulp Limited Partnership, was reduced, as the administrative services wound down and the volume of pulp sold on behalf of the partnership declined. The administrative contract was cancelled at the end of the quarter and the volume of pulp remaining to be sold under the marketing agreement is nominal. No further significant revenue is expected from these agreements.

Operating losses of $3.4 million increased $1.1 million from the previous quarter as a result of reduced revenue and costs associated with the termination of our contract with the Meadow Lake Pulp Limited Partnership.

Income Taxes

Operating results for the three and six months ended June 30, 2007, were subject to income tax at a statutory rate of 32.12%. The effective tax rate for the periods varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt, and rate differences on losses carried back and applied to investment income.

Liquidity and Capital Resources
	Three Months Ended			Six Months Ended
	June 30 2006	March 31 2007	June 30 2007	June 30 2006	June 30 2007
	(in millions of Canadian dollars)
Selected Cash Flow Items
Operating Activities:
Cash provided before change in working capital	$2.5	$3.7	$1.3	$5.6	$5.0
Change in non-cash working capital	8.6	(35.6)	1.7	(25.4)	(33.9)

Investing Activities:
Additions to property plant and equipment	$(3.9)	$(2.2)	$(2.0)	$(7.6)	($4.2)
Other	0.0	0.1	0.0	0.0	0.1

Financing Activities:
Increase in other obligations	$0.0	$5.1	$0.0	$0.0	$5.1
Repayment of long-term debt	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)

Increase (decrease) in cash	$7.2	$(29.0)	$0.8	$(27.4)	$(28.2)

Cash generated from operations of $1.3 million for the quarter and $5.0 million year-to-date includes current income taxes recoverable of $3.8 million from losses carried back to the previous year. Otherwise, the negative impact of the stronger Canadian dollar has reduced cash generated from operations compared to last year.

Cash generated from working capital was $1.7 million for the quarter, as a $26.1 million reduction in inventories was offset by increases in prepaid insurance and property taxes, deposits on financial instruments, the interest payment on long-term debt and an increase in income taxes recoverable.

Capital expenditures for the quarter of $2.0 million and $4.2 million year to date were primarily maintenance-of-business related, with the exception of the dry kiln project in the lumber segment.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loans, including scheduled repayments on the $5.1 million loan advanced in the first quarter.

At June 30, 2007, we had a cash balance of $36.7 million and $30.0 million available under our revolving credit facility, of which $2.1 million was committed for standby letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.